Exhibit 99.1

Obsidian Energy Initiates Formal Strategic Alternatives Process

CALGARY, Sept. 10, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that the Board of Directors (the “Board”) has determined that it is in the best interest of the Company and its stakeholders to initiate a formal process to explore strategic alternatives.

This process is intended to evaluate the Company’s strategic options and alternatives to maximize shareholder value. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, refinancing of its capital structure, or any combination of the foregoing.

While the outcome of the strategic review process will depend on the opportunities which arise within such process (and there is no assurance of any particular outcome), Obsidian Energy believes that, given the Company’s position as the largest producer and holder of Cardium acreage, the initiation of the strategic review process will allow for consideration of consolidation within the Cardium play in Alberta. Furthermore, such consolidation if possible, may allow for the creation of additional scale, efficiency and financial strength.

The Board will undertake a broad review of the potential alternatives to enhance stakeholder value and has hired Tudor, Pickering, Holt & Co. as its financial advisor in connection with this review and analysis of strategic alternatives. Given the nature of the strategic alternatives process, the Company does not intend to provide updates until such time as the Board approves a definitive transaction or strategic alternative, or otherwise determines that further disclosure is necessary or appropriate.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the intentions of the strategic alternative process and the possible alternatives that may arise due to such process; that the initiation of the strategic review process will allow for consideration of consolidation within the Cardium play in Alberta and that may allow for the creation of additional scale, efficiency and financial strength; that the Board will undertake a broad review of the potential alternatives to enhance shareholder value; and when the Company will provide updates to the process.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, our ability to initiate a formal process to explore strategic alternatives to potentially find a transaction on acceptable terms. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to identify an acceptable strategic alternative process and/or that we are unable to enter into an agreement in connection with that process on acceptable terms or at all and/or that we are unable to satisfy the conditions precedent set out in any such agreement and are therefore unable to close thereunder, and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange (symbol “OBE”) and New York Stock Exchange (symbol “OBE”). All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com